UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

STEPAN COMPANY

(Name of Issuer)

COMMON STOCK $1 PAR VALUE

(Title of Class of Securities)

858586-10-0 (CUSIP Number)

Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858586-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). F. QUINN STEPAN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 913,740 shares, includes 315,479 shares under options exercisable within 60 days
6. Shared Voting Power 331,982 (see item 6)
7. Sole Dispositive Power 913,740
8. Shared Dispositive Power 331,982

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,963,055 shares, includes shares held by spouse, and self and spouse as trustee under the trusts for the benefit of minor children.
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.8%
12.	Type of Reporting Person (See Instructions) INDIVIDUAL

Item 1.	(a)	Name of Issuer: Stepan Company

	(b)	Address of Issuer’s Principal Executive Offices: 22 West Frontage Road Northfield, Illinois 60093

Item 2.	(a)	Name of Person Filing: See Item 1 of cover page

	(b)	Address of Principal Business Office or, if none, Residence: Stepan Company 22 West Frontage Road Northfield, Illinois 60093

	(c)	Citizenship: See item 4 of cover page

	(d)	Title of Class of Securities: Common

	(e)	CUSIP Number: 858586-10-0

Item 3.	Ownership

	(a)	Amount beneficially owned: See Item 9 of cover page

	(b)	Percent of Class: See Item 11 of cover page

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote See Item 5 of cover page

(ii) Shares power to vote or direct the vote - See Item 6 of cover page

(iii) Sole power to dispose or direct the disposition of See Item 7 of cover page

(iv) Shares power to dispose or direct the disposition of: See Item 8 of cover page

Item 5.	Ownership of five percent or less of a class: Not applicable

Item 6.	Ownership of more than five percent on behalf of another person: Of the shares reported herein, F. Quinn Stepan and Paul H. Stepan, as the general partners of Stepan Venture I, an Illinois limited partnership, which in turn is the sole general partner of Stepan Venture II, an Illinois limited partnership, have over 331,982 of the issuer’s common shares owned by Stepan Venture II.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company: Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of dissolution of group: Not applicable

Item 10.	Certification: Not applicable

Signature—After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005	/s/ F. Quinn Stepan
Dated	Signature

F. Quinn Stepan
Name